Exhibit 2

PURCHASE AGREEMENT

by and among

The Genlyte Group Incorporated,

Genlyte Thomas Group LLC, and

Thomas Industries Inc.,

Dated May 20, 2004

PURCHASE AGREEMENT

THIS AGREEMENT is entered into this 20th day of May, 2004, by and among The Genlyte Group Incorporated, a Delaware corporation (“Genlyte”), Genlyte Thomas Group LLC, a Delaware limited liability company (“GTG”) and Thomas Industries Inc., a Delaware corporation (“Thomas”);

WHEREAS, Genlyte, GTG and Thomas are parties to the Limited Liability Company Agreement of GT Lighting, LLC dated April 28,1998 (the “LLC Agreement”) and said GT Lighting, LLC is now GTG;

WHEREAS, subject to the terms and conditions set forth herein, Genlyte desires to purchase the Interest (as defined in the LLC Agreement) in GTG held by Thomas and certain of its wholly-owned subsidiaries (such Thomas wholly-owned subsidiaries that own a portion of the Interest as of the date hereof and the Thomas wholly-owned subsidiaries which own a portion of the Interest as of the Closing Date are hereinafter collectively referred to as the “Transferring Affiliates”) representing in the aggregate a 32% Percentage Interest (as defined in the LLC Agreement) and the 32% interest in GTG Intangible Holdings, LLP (“GTG Intangible”) held by the Transferring Affiliates (collectively, the “Purchased Interests”);

NOW, THEREFORE, in consideration of the premises and promises herein contained, the parties agree as set forth below:

ARTICLE I

PURCHASE OF INTEREST

1.1                                 Purchase of Interests.  At Closing (as defined below), unless this Agreement is terminated under Article VIII, Thomas shall and shall cause the Transferring Affiliates to sell, transfer, assign and deliver to Genlyte, and Genlyte shall purchase, accept, assume and receive all right, title and interest in and to the Purchased Interests, free and clear of any liens, claims, charges, equitable interests or encumbrances (collectively, “Encumbrances”).

ARTICLE II

PURCHASE PRICE

2.1                                  Purchase Price.  The aggregate purchase price for the Purchased Interests shall be the sum of (a) Three Hundred Eighty-Six Million Five Hundred Thousand Dollars ($386,500,000) (the “Fixed Purchase Price”); and (b) an amount equal to the Thomas Net Income (as defined below) less the aggregate cash dividends and distributions (other than payments (i) paid pursuant to Section 9.1(c) prior to the Closing Date and (ii) to reimburse Thomas for actual expenses (but not income taxes) paid by Thomas on behalf of GTG to the extent such expenses reduce Net Income (as defined below)) made by GTG to the Thomas Entities (as defined below) for the period beginning January 1, 2004 and ending on the Closing Date (as defined below) (collectively, the “Dividends”), Sections 2.1(a) and 2.l(b) are hereinafter collectively referred to as the “Purchase Price”.  Thomas and the Transferring Affiliates are sometimes hereinafter collectively referred to as the “Thomas Entities.”

2.2                                 Payment of Purchase Price.  On the Closing Date, unless this Agreement is terminated under Article VIII, Genlyte shall pay the Thomas Entities the Fixed Purchase Price and an amount equal to the Estimated Thomas Net Income (as defined below) less the Dividends (collectively, the “Closing Date Payment”).  “Estimated Thomas Net Income” shall mean 32% of Genlyte’s good faith estimate of the Net Income (as defined below), which estimate shall be delivered from Genlyte to Thomas at least three (3) business days prior to Closing.

2.3                                 Post-Closing Adjustment - Net Income.

(a)                                  Within thirty (30) days after the completion of the Closing, Genlyte shall deliver to Thomas an income statement of GTG for the period commencing January 1, 2004 and ending on the Closing Date (the “Closing Date Income Statement”) and the resulting calculation of the Thomas Net Income.  In connection therewith, from and after Closing, Genlyte and GTG shall provide Thomas and its representatives with reasonable access to all records and work papers necessary to compute and verify the Closing Date Income Statement.  The Closing Date Income Statement as delivered to Thomas shall be final and binding on the parties for purposes of determining the Thomas Net Income unless, within thirty (30) days after delivery to Thomas, Thomas shall deliver to Genlyte a Dispute Notice (as defined below).  After delivery of a Dispute Notice, Genlyte and Thomas shall promptly negotiate in good faith with respect to the subject of the Dispute Notice, and if they are unable to reach an agreement within ten (10) business days after delivery to Genlyte of the Dispute Notice, the dispute shall be submitted to the Independent Auditor (as defined below).  The Independent Auditor shall be directed to issue a final and binding decision within thirty (30) days of submission of the Dispute Notice, as to the issues of disagreement referred to in the Dispute Notice and not resolved by the parties.  The Closing Date Income Statement and the resulting calculation of the Thomas Net Income, as so adjusted by agreement or by the Independent Auditor (if required), shall be final and binding on the parties.  “Thomas Net Income” shall mean 32% of the “Net Income”, which is defined to mean the aggregate (without duplication) net income of GTG and GTG Intangible and their respective subsidiaries (to the extent the financial results of such subsidiaries are included in GTG’s and GTG Intangibles’ consolidated financial statements for purposes of GAAP) for the period commencing January 1, 2004 and ending on the Closing Date, calculated in accordance with U.S. generally accepted accounting principles consistently applied and applied on a basis consistent with the financial statements of GTG for fiscal year 2003 (“GAAP”); provided, however, that (i) the following will not be deducted for purposes of calculating Net Income (A) any dividends or distributions (other than payments to reimburse Thomas for actual expenses (but not income taxes) paid by Thomas on behalf of GTG) made by GTG or GTG Intangible to Genlyte or any of the Thomas Entities, (B) any of the Purchase Price paid by GTG on behalf of Genlyte and (C) any third party out of pocket expenses and costs incurred by GTG and GTG Intangible to the extent directly arising out of this Agreement and the transactions contemplated hereby, including but not limited to, any costs and expenses related to the financing or funding of the Purchase Price and establishing a new working capital line of credit or amending the existing working capital line of credit of GTG, in any event in order to fund the Purchase Price and the working capital requirements of GTG after Closing as contemplated pursuant to Section 6.3, (ii) Net Income will exclude any amounts which have been or may hereafter be received in connection with the Patent Litigation (as defined in Section 9.5); and (iii) Net Income will not be reduced by any contingency reserves to the extent the reserves are not appropriate under GAAP.  Thus, by way of example, amounts of the types labeled under “adjustments” or “contingency” on monthly flash reports shall be taken into account only to the extent the reserve is appropriate under GAAP.

(b)                                 In connection with the Closing Date Income Statement, a “Dispute Notice” shall mean a written notice from Thomas indicating disagreement with the Closing Date Income Statement and identifying and summarizing each of the items in dispute.  The “Independent Auditor” shall mean a national public accounting firm with no material relationship to the parties or their respective affiliates chosen by agreement of the parties, or if they are unable to agree, shall mean a national firm with no such relationship chosen by lot.  The fees and expenses of the Independent Auditor retained as a result of any dispute related to the Closing Date Income Statement shall be split equally between Genlyte and Thomas.

(c)                                  If the Estimated Thomas Net Income is less than the Thomas Net Income, Genlyte shall pay Thomas the difference within five (5) business days of the final resolution of the calculation of Thomas Net Income as set forth in Section 2.3(a).

(d)                                 If the Thomas Net Income is less than the Estimated Thomas Net Income, Thomas shall pay Genlyte the difference within five (5) business days of the final resolution of the calculation of Thomas Net Income as set forth in Section 2.3(a).

2.4                                 Allocation of Purchase Price.  The parties agree that the Fixed Purchase Price and the payment of the Thomas Net Income is paid in exchange for the Purchased Interests held by Thomas and the Transferring Affiliates as defined in Section 741 of the Internal Revenue Code of 1986, as amended (the “Code”).  The parties hereto shall file all federal, state and local tax returns in a manner consistent with this Section 2.4.

ARTICLE III

CLOSING

3.1                                 Closing.  The purchase of the Purchased Interests contemplated by this Agreement (the “Closing”) shall, subject to the termination of this Agreement under Article VIII, take place at a place to be mutually agreed upon by the parties on the later of (a) July 30, 2004, or (b) the date that is five (5) business days following the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”).  The Closing shall commence at 9:00 a.m., local time on such date, or at such other date or time or Other place as the parties may mutually agree upon in writing, such date being hereinafter referred to as the “Closing Date.” Upon consummation, the Closing shall be deemed to take place as of the closing of business on the Closing Date; provided, however, that if the Closing takes place on July 30, 2004, the Closing shall be deemed to take place as of the closing of business on July 31, 2004.

3.2                                 Deliveries by the Thomas Entities.  At Closing, the Thomas Entities shall deliver to Genlyte the following:

(a)                                  resignations of the Representatives (as defined in the LLC Agreement) appointed by Thomas;

(b)                                 a certificate of Thomas certifying as to the continued accuracy of the representations and warranties and status of compliance with conditions precedent to the Closing;

(c)                                  any third party consents required to consummate the transactions contemplated hereby; and

(d)                                 such other instruments, consents, agreements, documents and approvals of the Representatives appointed by Thomas as may be reasonably requested by Genlyte to (i) more fully carry out the transactions contemplated hereby, (ii) permit Genlyte to fully enjoy the unencumbered ownership of 100% of the equity interests in GTG and GTG Intangible and (iii) amend the LLC Agreement and the Operating Agreement of GTG Intangible (A) so that Genlyte has the ability to unilaterally amend the LLC Agreement and the Operating Agreement of GTG Intangible following Closing without adversely affecting the rights of Thomas and the Thomas Indemnified Parties under this Agreement and (B) in such a manner as Genlyte may reasonably request.

3.3                                 Deliveries by Genlyte.  At Closing, Genlyte shall deliver or cause to be delivered the following:

(a)                                  a wire transfer to the account designated by Thomas, in an amount equal to the Closing Date Payment, which Thomas agrees may, at Genlyte’s option, come from GTG and which amount shall be divided among the Thomas Entities as directed by Thomas in a writing delivered to Genlyte at least five (5) business days prior to Closing;

(b)                                 a certificate of Genlyte certifying to Thomas as to the continued accuracy of the representations and warranties and status of compliance with conditions precedent to the Closing; and

(c)                                  such other instruments, agreements or documents as may be reasonably requested by Thomas to more fully carry out the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES BY THOMAS

As of the date hereof and as of the Closing Date, Thomas represents and warrants to Genlyte as follows:

4.1                                 Authority.  Each of Thomas and each of the Transferring Affiliates has full capacity, right, power and authority, without the consent of any other Person (as defined below), to execute and deliver this Agreement and to carry out the transactions contemplated hereby.  All corporate and other acts or proceedings required to be taken by Thomas and each of the Transferring Affiliates to authorize the execution, delivery and performance of this Agreement, the documents to be delivered at Closing and all transactions contemplated hereby and thereby have been duly and properly taken.

4.2                                 Validity.  This Agreement has been, and the documents to be delivered at Closing will at Closing be, duly executed and delivered and constitute lawful, valid and legally binding obligations of Thomas and each of the Transferring Affiliates, enforceable against each of them in accordance with their terms.  The execution and delivery of this Agreement, the documents to be delivered at Closing and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Encumbrance of any kind or the termination or acceleration of any indebtedness or other obligation of Thomas or any of the Transferring Affiliates and are not prohibited by, do not violate or conflict with any provision of, do not result in a default under or a breach of and do not impair any rights under (a) the charter or by laws of Thomas or any of the Transferring Affiliates, (b) any note, bond, indenture, contract, agreement, permit, license or other instrument to which Thomas or any of the Transferring Affiliates is a party or by which Thomas or any of the Transferring Affiliates or any assets of any of them is bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency, or (d) any federal, state or local law, rule, regulation, judgment, code, ruling, statute, order, ordinance or other requirement (collectively, “Laws”) applicable to Thomas or any of the Transferring Affiliates, except as set forth on Schedule 4.2.  No approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Thomas or any of the Transferring Affiliates of this Agreement or the consummation by Thomas or any of the Transferring Affiliates of the transactions contemplated hereby, except as set forth on Schedule 4.2.

4.3                                 Ownership of the Purchased Interests.  The Thomas Entities have good and valid title to 32% of the membership interests in GTG and 32% of the membership interests in GTG Intangible, which membership interests constitute the Purchased Interests.  The Thomas Entities have the absolute right, power and capacity to sell, assign, transfer and deliver all right, title and interest both legal and equitable, in and to the Purchased Interests, to Genlyte in accordance with the terms of this Agreement, free and clear of all Encumbrances.  The Purchased Interests are registered in the names of the Thomas Entities as set forth in Schedule 4.3; provided; however, that Thomas shall have the right to update Schedule 4.3 prior to Closing to reflect other direct or indirect wholly-owned subsidiaries of Thomas and such updated Schedule 4.3 shall not constitute a breach of this Section 4.3.  Notwithstanding anything in this Agreement to the contrary but subject to Article VIII, immediately following the Closing Thomas shall have transferred or shall have caused the Transferring Affiliates to have transferred good and valid title and all right, title and interest in and to a 32% Percentage Interest in GTG and 32% of the membership interests in GTG Intangible to Genlyte, free and clear of any Encumbrances.

4.4                                 Due Organization.  Each of Thomas and each of the Transferring Affiliates is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has full power and authority and all requisite rights, licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF GENLYTE

Genlyte represents and warrants to Thomas as of the date hereof and as of the Closing Date, as follows:

5-1                                Authority.  Genlyte has full capacity, right, power and authority, without the consent of any other Person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby.  All corporate and other acts or proceedings required to be taken by Genlyte to authorize the execution, delivery and performance of this Agreement, the documents to be delivered at Closing and all transactions contemplated hereby and thereby have been duly and properly taken.

5.2                                 Validity.  This Agreement has been, and the documents to be delivered at Closing will at Closing be, duly executed and delivered by Genlyte and constitute lawful, valid and legally binding obligations of Genlyte, enforceable against Genlyte in accordance with their terms.  The execution and delivery of this Agreement, the documents to be delivered at Closing and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Encumbrance of any kind or the termination or acceleration of any indebtedness or other obligation of Genlyte and are not prohibited by, and do not violate or conflict with any provision of, and do not result in a default under or a breach of and do not impair any rights under (a) the charter or by-laws of Genlyte, (b) any note, bond, indenture, contract, agreement, permit, license or other instrument to which Genlyte or GTG is a party or by which any of their assets is bound, (c) any order, writ, injunction, decree or judgment of any court or governmental agency, or (d) any Law applicable to Genlyte, except as set forth on Schedule 5.2.  No approval, authorization, consent or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by Genlyte or GTG of this Agreement or the consummation by Genlyte or GTG of the transactions contemplated hereby, except as set forth on Schedule 5.2.

5.3                                 Due Organization.  Genlyte is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority and all requisite licenses, permits and franchises to own, lease and operate its assets and to carry on the business in which it is engaged.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF GENLYTE AND GTG

Each and all of the obligations of Genlyte and GTG to consummate the transactions contemplated by this Agreement are subject to fulfillment prior to or at the Closing of the following conditions:

6.1                                 Accuracy of Warranties and Performance of Covenants. Subject to the last two sentences of Section 4.3, the representations and warranties of Thomas contained in this Agreement shall be accurate as if made on and as of the Closing Date.  Each of Thomas and the Transferring Affiliates shall have performed all of the obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by them on or prior to the Closing.

6.2                                    No Pending Action.  No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby, or cause such transactions to be rescinded.

6.3                                    Financing.  Genlyte shall have obtained on terms and conditions reasonably satisfactory to it all of the financing it needs in order to fund the Purchase Price and to fund the working capital requirements of GTG after the Closing; provided, however, Genlyte agrees that it will use commercially reasonable efforts to timely obtain the financing described above and from time to time promptly inform Thomas of its progress in this regard.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THOMAS AND THE
TRANSFERRING AFFILIATES

Each and all of the obligations of Thomas and the Transferring Affiliates to consummate the transactions contemplated by this Agreement are subject to fulfillment prior to or at the Closing of the following conditions:

7.1                                 Accuracy of Warranties and Performance of Covenants.  The representations and warranties of Genlyte contained in this Agreement shall be accurate as if made on and as of the Closing Date.  Each of Genlyte and GTG shall have performed all of the obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with by it on or prior to the Closing.

7.2                                 No Pending Action.  No action, suit, proceeding or investigation before any court, administrative agency or other governmental authority shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded.

ARTICLE VIII

TERMINATION BY THE PARTIES

8.1                                 Termination.  (a)  Without prejudice to other remedies which may be available to the parties by Law or under this Agreement, this Agreement may be terminated:

(i)                                     by mutual consent of the parties hereto;

(ii)                                  by any party hereto by giving written notice of such termination on or prior to the Closing Date to the other parties if, as of the Closing Date, any condition precedent to the performance of the obligations of the party giving such notice shall not have been satisfied and shall not have been waived by such party;

(iii)                               by Genlyte if the Closing has not occurred on or before December 31, 2004, or such later date as the parties may agree upon, unless Genlyte is in material breach of any provision of this Agreement; or

(iv)                              by Thomas if the Closing has not occurred on or before December 31, 2004, or such later date as the parties may agree upon, unless any of the Thomas Entities is in material breach of any provision of this Agreement.

(b)                                 In the event of termination of this Agreement under this Section prior to Closing, there shall be no further liability hereunder on the part of any party hereto; provided, however, that termination of this Agreement shall not be deemed to release any party hereto from any liability or damage to the others arising out of the breaching party’s breach of the representations or warranties contained herein or its failure in performing any of its covenants or agreements contained herein.  This Section 8.1, Section 9.3 and Article XI shall survive termination of this Agreement.

ARTICLE IX

ADDITIONAL COVENANTS

9.1                                 Taxes.  (a) Following consummation of the Closing, with respect to any returns, declarations and reports filed or sent with respect to all foreign, federal, state, county, local and other income taxes of every kind and however measured of GTG and GTG Intangible, for any Pre-Closing Period (as defined below), to the extent there is a finally-determined adjustment to the taxes owed by GTG or GTG Intangible that are allocable to such Pre-Closing Period (that is, “entity level” taxes), for any reason including by means of an audit, claim for refund, or otherwise, then the provisions of this Section 9.1 (a) shall apply.

(i)                                     Genlyte shall pay Thomas (in the case of a refund) 32% of such refund, and Thomas shall pay Genlyte (in the case of a deficiency) 32% of such deficiency; in each case, less 32% of the net present value (based on GTG’s cost of financing) of the future net tax burden (in the case of a refund) or net tax benefit (in the case of a deficiency), respectively, that GTG or GTG Intangible will incur with respect to the subject matter of such refund or deficiency.  Any payment due hereunder shall be made in cash or immediately available funds within sixty (60) days after the date that the adjustment is finally determined.

(ii)                                  For purposes of this Section 9.1 (a), “Pre-Closing Period” shall mean any taxable period (or portion thereof) ending on, before, or including the Closing Date (provided that for a taxable period which includes but does not end on the Closing Date, the Pre-Closing Period shall refer only to such portion of the period ending on the Closing Date).

(b)                                 Thomas’ and the Transferring Affiliates’ distributive share of income (as defined in Section 704(b) of the Code) of GTG and GTG Intangible for the 2004 calendar year shall collectively equal the Thomas Net Income.

(c)                                  Genlyte shall pay Thomas an amount equal to the additional distribution, if any, that would be owing to Thomas and the Transferring Affiliates under Section 6.2(a) of the LLC Agreement with respect to the Member Tax Liability (as defined in the LLC Agreement) of

Thomas and the Transferring Affiliates for the 2003 taxable year (notwithstanding that such amount has not been paid as of March 13, 2004), Such payment shall be made promptly upon the final determination of the Members’ Tax Liability for the 2003 taxable year.  Prior to Closing, GTG may distribute to Thomas an estimate of the amount due under this Section 9.l(c).  Such distributions shall be reconciled upon the final determination of the 2003 Members’ Tax Liability, and Genlyte shall pay Thomas any shortfall (provided, that no payment shall be owing to the extent the shortfall is less than $100,000).

9.2                                 LLC Agreement.  Upon consummation of the Closing, Thomas shall cease to be a Member (as defined in the LLC Agreement). Notwithstanding the foregoing, GTG shall maintain the books and records referenced in Sections 12.1(b)(iii) and (v) of the LLC Agreement for GTG fiscal years 2004 and earlier in accordance with Section 12.1(a) of the LLC Agreement as it exists on the date hereof for at least five (5) years after the Closing Date.  In addition, Sections 12.2,12.3,12.5, 12.6 and 12.7 of the LLC Agreement shall continue to apply for any Fiscal Year (as defined in the LLC Agreement) or period ending on or prior to the Closing Date.

9.3                                 Confidentiality: Publicity.  Except as may be required by Law, as may be necessary to satisfy the requirements of the HSR Act, or as otherwise expressly contemplated herein or as expressly consented to by each of the parties, no party hereto or their respective affiliates, employees, agents and representatives shall disclose to any third party this Agreement, the subject matter or terms hereof or any confidential information or other proprietary knowledge concerning the business or affairs of Genlyte or the Thomas Entities which it may have acquired from such party in the course of pursuing the transactions contemplated by this Agreement or use or knowingly permit the use of such confidential information or other proprietary knowledge for any purpose other than in connection with the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, that any information that is otherwise publicly available, without breach of this provision, or has been obtained from a third party without a breach of such third party’s duties, shall not be deemed confidential information or proprietary knowledge.  No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any party hereto without the prior written approval of the other parties hereto (which approval shall not be unreasonably withheld or delayed); provided, however, that this provision shall not prohibit Genlyte or Thomas from making any public disclosure which their respective counsel advises is required under rules and regulations promulgated by the Securities and Exchange Commission, the New York Stock Exchange or Nasdaq.

9.4                                 Representative and Officer Liability .

(a)                                  To the extent required by Article IX of the LLC Agreement as it exists as of the date hereof, GTG shall, following the consummation of the Closing, indemnify and advance expenses for each present and former Representative (as defined in the LLC Agreement) appointed by Thomas (a “Thomas Representative”) and their respective estates, heirs, personal representatives, successors and assigns (collectively, the “Thomas Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before, on or after the Closing Date) (each, a “Claim”), arising out of or pertaining to any action or omission in their capacity as a Thomas

Representative or their serving at the request of GTG or any subsidiary of GTG as a director, officer, trustee, partner or fiduciary of another Person, pension or other employee benefit plan or enterprise in each case occurring on or before the Closing Date (including the transactions contemplated by this Agreement).  Provided, further, no future amendment, repeal, revocation or other modification of the LLC Agreement will impair the rights under this Section 9.4 (a) of the individuals who on or prior to the Closing Date were Thomas Representatives, directors, officers, employees or agents of GTG or subsidiaries of GTG or are otherwise entitled to the benefit of this Section 9.4(a), unless such result is required by applicable Law.

(b)                                 While the member(s) of GTG following the Closing may amend the LLC Agreement and the operating agreement of GTG Intangible after the Closing in any manner such member(s) deem appropriate,  no such amendment will alter the obligations of GTG to any Thomas Indemnified Parties under Section 9.4(a).

(c)                                  All rights to indemnification and/or advancement of expenses contained in any agreement with any Thomas Indemnified Parties as in effect on the date hereof with respect to matters occurring on or prior to the Closing Date (including the transactions contemplated hereby) shall survive the Closing and continue in full force and effect.

(d)                                 For a period of ten (10) years following the Closing, Genlyte and GTG shall, and Genlyte shall cause GTG to, provide to and maintain for the benefit of, the current and former Thomas Representatives directors and officers liability and fiduciary liability protection with substantially similar coverage and in the same amount, and on terms no less favorable than that provided by GTG’s and Genlyte’s directors’ and officers’ liability insurance policies as of the date hereof; provided, however, that if Genlyte and/or GTG are not able to obtain directors and officers liability and fiduciary liability protection on the terms described above, Genlyte and GTG shall, during the remainder of the period, provide to and maintain for the benefit of, the current and former Thomas Representatives the same directors and officers liability and fiduciary liability protection in whatever form that Genlyte and GTG then provide to their representatives, directors and officers, and upon doing so shall be in compliance with this Section 9.4(d).

(e)                                  This Section 9.4 is contingent on and shall survive the consummation of the Closing and is intended to be for the benefit of, and shall be enforceable by, the Thomas Indemnified Parties referred to herein, their heirs and personal representatives and shall be binding on GTG and Genlyte and their respective successors and assigns.

(f)                                    If, following consummation of the Closing, GTG and Genlyte or any of their respective successors, or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of GTG and Genlyte shall assume the obligations set forth in this Section 9.4.

(g)                                 Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to GTG or any of its Representatives, officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 9.4 is not prior to or in substitution for any such claims under such policies.

(h)                                 “Person” means any individual, partnership, limited liability company, corporation, cooperative, trust, estate or other entity.

9.5                                 Patent Litigation.

(a)                                  Subject to the consummation of the Closing and the provisions of subsection (c) of this Section 9.5, the parties agree that the Thomas Entities shall be entitled to 32% of any settlement amount or award (net of any counterclaim or set off), including, but not limited to, any royalties or future payments, actually and irrevocably received by GTG with respect to the case in which Genlyte Thomas Group L.L C, is plaintiff having been assigned Case No. 3:02-CV-0602-K pending in the United States District Court for the Northern District of Texas (the “Patent Litigation”) as a result of a settlement or judgment entered into on or before the Closing Date, but only to the extent such amount or award is not subject to any appeal, motion or claim which could cause GTG to have to repay it.

(b)                                 Subject to the consummation of the Closing and the provisions of subsection (c) of this Section 9.5:

(i)                                     If Thomas irrevocably elects in writing delivered to Genlyte and GTG prior to Closing to continue to fund 32% of the legal fees and other expenses and costs directly related to the Patent Litigation incurred by GTG after the Closing Date (the “Patent Expenses”), Thomas shall (A) be entitled to a payment from GTG of 32% of any settlement amount or award, including, but not limited to, any royalties or future payments (net of any counterclaim or set off) actually and irrevocably received by GTG after the Closing Date with respect to the Patent Litigation, but only to the extent such amount or award is not subject to any appeal, motion or claim which could cause GTG to have to repay it and (B) promptly pay GTG, upon receipt of invoices from GTG, 32% of the Patent Expenses from time to time incurred by GTG; or

(ii)                                  If Thomas does not irrevocably elect in writing delivered to Genlyte and GTG prior to Closing to continue to fund 32% of the Patent Expenses, (A) Thomas shall not be obligated to continue to fund the Patent Expenses and (B) following the actual, complete and irrevocable receipt by GTG following the Closing Date of funds from the final and complete settlement or award, Thomas shall be entitled to a payment from GTG of the lesser of (1) 32% of the total legal fees and other expenses and costs directly related to the Patent Litigation incurred or accrued by GTG through but not after the Closing Date (the “Thomas Legal Fees”) or (2) an amount equal to the “Applicable Fraction”, as hereinafter defined, times the amount of the settlement amount or award, including, but not limited to, the royalties and future payments (net of any counterclaim or set off) actually and irrevocably received by GTG after the Closing Date with respect to the Patent Litigation to the extent such amount or award is not subject to any appeal, motion or claim which could cause GTG to have to repay it.  The term “Applicable Fraction” means a fraction determined by dividing (A) the Thomas Legal Fees by (B) the aggregate legal fees and other expenses and costs directly related to the Patent Litigation incurred or accrued by GTG, inclusive of all such amounts incurred or accrued by GTG before, on and after the Closing Date.

(c)                                  Notwithstanding anything in this Agreement to the contrary, (i) the amounts deemed to be received by GTG under Sections 9.5(a) and 9.5(b) will be reduced by and net of all reasonable attorneys fees and other costs incurred by GTG in the collection or attempted collection of any amount past due or which may become past due in connection with any settlement or award with respect to the Patent Litigation and (ii) Thomas will not be entitled to participate in or receive any portion of any royalties or future payments to be paid with respect to products manufactured or sold after a settlement or award in the Patent Litigation except as expressly provided in the immediately following sentence.  With respect to the amounts deemed to be received by GTG with respect to Sections 9.5(a) and 9.5(b), if the Patent Litigation is settled by agreement of the parties to the Patent Litigation and the parties to such settlement expect that more than 33% of the net present value (as determined by GTG in good faith) of all amounts and consideration paid and payable to GTG pursuant to such settlement will be paid in the form of future royalties or future payments to GTG on the ‘731 patent for products manufactured or sold by the named defendant in the Patent Litigation or such defendant’s affiliates after the settlement (the “Future Royalties”), GTG will pay Thomas 32% of such Future Royalties (reduced by all attorneys fees and other costs incurred by GTG in the collection or attempted collection of any amount past due or which may become past due in connection with any settlement or award with respect to the Future Royalties) following GTG’s actual and irrevocable receipt of such Future Royalties; provided, however, that, with respect to Section 9.5(b)(ii), the amount to be paid pursuant to this Section 9.5(c) shall not exceed the maximum amount set forth in Section 9.5(b)(ii).

(d)                                 Except as provided in the immediately following sentence, the parties agree to treat all amounts received by Thomas pursuant to this Section 9.5 as taxable to Thomas and not GTG; provided, however, that in the event of a claim by a taxing authority (a “Tax Claim”) that such amounts are taxable to GTG: (i) the parties shall utilize their reasonable best efforts to resolve the Tax Claim in a manner consistent with intention of the parties set forth in the beginning of this Section 9.5(d), (ii) Thomas shall control all proceedings relating to the Tax Claim (and Thomas and GTG shall share equally the third party costs and expenses relating to all proceedings relating to the Tax Claim) but shall not resolve the Tax Claim without GTG’s consent (which consent shall not be unreasonably withheld); and (iii) to the extent such amounts are ultimately determined to be taxable to GTG, Thomas shall promptly pay GTG 50% of the excess of (a) the tax and penalties paid by GTG (or its members) with respect to such amounts, over (b) the net present value (based on GTG’s cost of financing) of the future tax benefit GTG (and its members) will receive with respect to the amortization for tax purposes of such amounts.  Provided, further, if the parties are unable to take, in good faith and in compliance with Law, the tax positions contemplated in the immediately preceding sentence or if Thomas shall fail to timely prosecute such matter to a final decision, Thomas shall promptly pay GTG 50% of the excess of (a) the tax and penalties paid by GTG (or its members) with respect to such amounts, over (b) the net present value (based on GTG’s cost of financing) of the future tax benefit GTG (and its members) will receive with respect to the amortization for tax purposes of such amounts.

9.6                                 Environmental Matter.  The parties agree that neither GTG nor Genlyte shall have any obligation to defend or indemnify any of the Thomas Entities or any of their affiliates or any predecessors or successors of any of the Thomas Entities or any of their affiliates with respect to the matter set forth in the letter dated March 9, 2004 from the State of Wisconsin, Department of Natural Resources, and the property referenced therein (collectively, the “Environmental Matter”).

9.7                                 Canadian Withholding Tax.  Genlyte and GTG agree that GTG shall not, without the consent of Thomas, cause a distribution or dividend of cash to be made, on or prior to the earlier of Closing or the termination of this Agreement, from any of the Canadian entities which GTG, directly or indirectly, owns or controls.

9.8                                 Transition.  The Chief Executive Officers of Genlyte and Thomas will work together in good faith to resolve any issues following Closing with respect to the transactions contemplated hereby.

9.9                                 Thomas Stock Options.  All options to purchase common stock of Thomas and all Stock Appreciation Rights relating to the common stock of Thomas held by GTG employees who are employed by GTG as of the Closing Date will become fully vested and exercisable on the consummation of the Closing and may be exercised by but not after December 31, 2004.

9.10                           Capitalization Agreement.  Subject to Sections 10.2(c) and 10.2(e), the Capitalization Agreement among GTG and Thomas and certain of its affiliates dated April 28, 1998 (the “Capitalization Agreement”) will continue in full force and effect following the Closing in accordance with its terms.

9.11                           Cooperation and Efforts.  Subject to the provisions of Article VI, VII and VIII above, each party agrees to cooperate with each other and to promptly take any and all actions required on their part, to consummate the transactions contemplated hereby.  In addition, except as specifically provided in this Agreement, Genlyte and GTG agree to operate GTG and to conduct and operate the business and operations of GTG in the ordinary course consistent with past practices through the Closing Date.

ARTICLE X

SURVIVAL AND INDEMNIFICATION

10.1                           Survival.  All covenants and agreements contained in this Agreement or in any document delivered pursuant hereto shall be deemed to be material and to have been relied upon by the parties hereto and shall survive the Closing until fully performed.  All representations and warranties contained in this Agreement or in any document delivered pursuant hereto or thereto shall be deemed to be material and to have been relied upon by the parties hereto, and shall survive the Closing.

10.2                           Indemnification.  (a) Subject to the consummation of the Closing, Thomas shall defend, indemnify and hold harmless Genlyte and GTG and their respective affiliates from and against any and all loss, damage, cost (including allocable costs of employees), expense (including court costs, amounts paid in settlement, judgments, reasonable attorneys’ fees or other expenses for investigating and defending), suit, action, claim, deficiency, liability or obligation (collectively, “Loss”) related to, caused by or arising from (i) any misrepresentation by Thomas, breach of warranty by Thomas or failure to fulfill any covenant or agreement of any of the Thomas Entities contained herein or in any other instrument or document delivered pursuant hereto by any or all of the Thomas Entities, (ii) any matter subject to indemnification by any “Transferor” (as defined in the Capitalization Agreement) under the Capitalization Agreement including Section 8.2(a) thereof and (iii) the Environmental Matter.

(b)                                 Subject to the consummation of the Closing, Genlyte shall defend, indemnify and hold harmless Thomas and the Transferring Affiliates and their respective affiliates from and against any and all Loss, related to, caused by or arising from (i) any misrepresentation by Genlyte, breach of warranty by Genlyte or failure by Genlyte or GTG to fulfill any covenant or agreement contained herein or in any other agreement, instrument or other document delivered pursuant hereto by Genlyte or GTG and (ii) except to the extent arising from or related to any Excluded Act (as defined below) or any Excluded Liability (as defined in the Capitalization Agreement), any third party claims asserted against any of the Thomas Entities and any of their respective subsidiaries (direct or indirect) to the extent arising from or relating to the conduct of the business and/or operations of GTG and its wholly-owned (directly or indirectly) subsidiaries occurring on or after August 30, 1998.  The term “Excluded Act” shall mean (i) any act or failure to act of any of the Thomas Entities or any of their respective subsidiaries (direct or indirect), occurring prior to, on or subsequent to the Closing Date, which do not constitute Assumed Liabilities (as defined in the Capitalization Agreement) to be indemnified by GTG pursuant to Section 8.2(b)(iii) of the Capitalization Agreement, (ii) except as provided in this Agreement or the Capitalization Agreement, any claim related to taxes, and (iii) any matter subject to indemnification by Thomas under Section 10.2(a).  This provision is not intended to limit any right to indemnification of any Person under this Agreement or the Capitalization Agreement.  In no event shall any indemnified party hereunder be entitled to recover more than once from an indemnifying party with respect to any specific Loss.

(c)                                  Subject to the consummation of the Closing, GTG and Genlyte, jointly and severally, shall defend, indemnify and hold harmless Thomas and the Transferring Affiliates and their respective affiliates from and against any and all Loss, related to, caused by or arising from any matter subject to indemnification by the “Company” (as defined in the Capitalization Agreement) under the Capitalization Agreement including Section 8.2(b) thereof; provided, however, notwithstanding anything in this Agreement or said Capitalization Agreement to the contrary, the parties hereto agree that the Environmental Matter is not subject to indemnification by the “Company” (as defined in the Capitalization Agreement) under the Capitalization Agreement.

(d)                                 Subject to the consummation of the Closing, all indemnification obligations shall be deemed made in favor of and shall include Losses incurred by, any party’s officers, directors, agents, representatives, subsidiaries, parents, affiliates, successors and assigns.

(e)                                  Subject to the consummation of the Closing, the provisions of subsections (c), (d), (e) and (g) under Section 8.2 of the Capitalization Agreement shall be applicable to any claim for indemnification under Section 10.2(a)(ii) of this Agreement and Section 10.2(c) of this Agreement.  In addition, (i) Thomas shall not be liable and each of Genlyte and GTG agree not to enforce any claims for indemnification for breach of representation or warranty under this

Agreement in excess of the Purchase Price and (ii) GTG and Genlyte shall not be liable and each of the Thomas Entities agree not to enforce any claims for indemnification for breach of representation or warranty under this Agreement in excess of the Purchase Price.  Notwithstanding anything in this Agreement or the Capitalization Agreement to the contrary, (x) the provisions of Section 8.2(f) of the Capitalization Agreement will no longer be applicable after the Closing and any indemnification obligations of any party under this Agreement or the Capitalization Agreement shall promptly be paid in immediately available funds and (y) any amount paid after the Closing pursuant to any indemnification obligation of any “Transferor” (as defined in the Capitalization Agreement) or any party to this Agreement will not be considered to be a contribution to capital or a return of capital.

10.3                           Matters Involving Third Parties.  If, in the case of any claim asserted by a third party against any party to this Agreement (the “Indemnified Party”), notice shall be given by the Indemnified Party to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any claim or any litigation resulting therefrom, provided that (i) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, (ii) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and (iii) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of the indemnification obligation under this Agreement except to the extent that such omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is materially damaged as a result of such failure to give notice.  Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.  In the event that the Indemnified Party shall in good faith determine that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the Indemnifying Party might be expected to affect adversely the Indemnified Party’s tax liability or the ability of the Indemnified Party to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party, provided that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such claim or litigation without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld.  In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand and shall be entitled to settle or agree to pay in full such claim or demand.  In any event, the Indemnifying Party and the Indemnified Party shall cooperate in the defense of any claim or litigation subject to this Section 10.3 and the records of each shall be available to the other with respect to such defense.

10.4                           Other Indemnification Provisions.  Subject to consummation of the Closing and the rights of the parties under the Capitalization Agreement (except as specifically modified by Sections 10.2(c) and 10.2(e) hereof), the foregoing indemnification provisions under this Article X are the sole and exclusive remedy any party may have for any matter subject to indemnification under Section 10.2.

ARTICLE XI

GENERAL PROVISIONS

11.1                            Amendments and Waiver.

(a)                                  No amendment, waiver or consent with respect to any provision of this Agreement shall in any event be effective, unless the same shall be in writing and signed by the parties hereto, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)                                 The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect that party’s right at a later time to enforce the same.  No waiver by any party of the breach of any term or covenant contained in this Agreement in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

11.2                           Notices.  All notices, requests, demands and other communications hereunder shall be in writing and shall be personally delivered, sent by overnight carrier (such as Express Mail, Federal Express, etc.) or sent by facsimile transmission with confirming copy sent by overnight courier and a delivery receipt obtained and addressed to the intended recipient as follows:

(a)	If to Genlyte or GTG:

Genlyte Thomas Group LLC
Attn: General Counsel
10350 Ormsby Park Place, Suite 601
Louisville, Kentucky 40223
Facsimile No.: (502) 420-9540

(b)	If to Thomas or the Transferring Affiliates:

Thomas Industries Inc.
4360 Brownsboro Road
Louisville, Kentucky 40232
Attn: Timothy C. Brown
Facsimile No. 502-895-6618

With a copy to:

McDermott, Will & Emery
227 West Monroe Street
Chicago, Illinois 60091-5096
Attn: Michael R. Fayhee, P.C.
Facsimile No. 312-984-3669

Any party may change its address or add or change parties for receiving notice by giving the other party notice in the manner set forth above.

11.3                           Expenses.  Except as otherwise expressly provided herein, each party to this Agreement shall pay its own costs and expenses in connection with the transactions contemplated hereby.  The provisions of this Section shall survive any termination of this Agreement.

11.4                           Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.5                           Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be given meaning and do not form a part of this Agreement.

11.6                           Successors, and Assigns.  This Agreement shall bind and inure to the benefit of the parties named herein and their respective successors and permitted assigns.  Except as hereafter otherwise provided, this Agreement shall not be assigned by any party hereto without the express prior written consent of the other parties and any attempted assignment, without such consents, shall be null and void.  Notwithstanding anything in this Agreement to the contrary, Genlyte may assign any of its rights and delegate any of its obligations under this Agreement to any entity with respect to which Genlyte directly or indirectly either (a) owns 100% of the outstanding capital stock, membership interests or other equity interests of such entity or (b) has the sole and absolute power and authority, directly or indirectly, to direct the business and policies of such entities either directly or as a result of having the direct or indirect ability to appoint all of the members of the management board, managers, directors or members of any other governing body; provided, however, no such assignment or delegation by Genlyte shall relieve Genlyte from any of its obligations under this Agreement.  Except with respect to Section 9.4 and this Section 11.6, this Agreement does not and shall not be construed to create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third-party beneficiary hereto.

11.7                           Entire Transaction.  Except as set forth herein, this Agreement and the documents referred to herein contain the entire agreement and understanding among the parties with respect to the transactions contemplated hereby and supersede all other agreements, understandings and undertakings among the parties on the subject matter hereof.  All exhibits hereto are hereby incorporated by reference and made a part of this Agreement.  This Agreement shall not affect the validity of any conveyance or assumption documents or licensing arrangements entered into in connection with the Capitalization Agreement.

11.8                           Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware.

11.9                           Other Rules of Construction.  References in this Agreement to sections, schedules and exhibits are to sections of, and schedules and exhibits to, this Agreement unless otherwise indicated.  Words in the singular include the plural and in the plural include the singular. The word “or” is not exclusive, The word “including” shall mean including, without limitation.

11.10                     Partial Invalidity.  In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

11.11                     Authorship.  The parties hereto agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against either party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

*     *     *

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer all as of the date first written above.

THE GENLYTE GROUP INCORPORATED		THOMAS INDUSTRIES INC.

By:	/s/ Larry Powers	By:	/s/ Tim Brown
Its:	Chairman	Its:	President

GENLYTE THOMAS GROUP LLC

By:	/s/ Larry Powers
Its:	President CEO